SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 13 December 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement of transactions by directors in securities of Sasol Limited dated
4 November 2004 to 30 November 2004

1.	4 November 2004
2.	5 November 2004
3.	9 November 2004
4.	9 November 2004
5.	12 November 2004
6.	16 November 2004
7.	18 November 2004
8.	19 November 2004
9.	23 November 2004
10.	24 November 2004
11.	30 November 2004

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	L P A Davies
Office held	Director
Company	Sasol Limited
Date transaction effected	3 November 2004
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	13 November 1998
Exercise price	R31,00
Selling price per share	R121,17
Number of shares	17 200
Total value	R2 084 124,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	L P A Davies
Office held	Director
Company	Sasol Limited
Date transaction effected	3 November 2004
Option offer date	20 October 1999
Option offer price	R42,30
Exercise date	11 November 1999
Exercise price	R42,30
Selling price per share	R120,58
Number of shares	13 600
Total value	R1 639 888,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	N L Joubert
Office held	Company Secretary and director of major subsidiary
Company	Sasol Limited
Date transaction effected	3 November 2004
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	3 November 2004
Exercise price	R121,94
Selling price per share	R121,35
Number of shares	6 800
Total value	R825 180,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	N L Joubert
Office held	Company Secretary and director of major subsidiary
Company	Sasol Limited
Date transaction effected	3 November 2004
Option offer date	20 October 1999
Option offer price	R42,30
Exercise date	3 November 2004
Exercise price	R121,94
Selling price per share	R121,32
Number of shares	6 600
Total value	R800 712,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	N L Joubert
Office held	Company Secretary and director of major subsidiary
Company	Sasol Limited
Date transaction effected	3 November 2004
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	3 November 2004
Exercise price	R121,94
Selling price per share	R121,00
Number of shares	8 300
Total value	R1 004 300,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	N L Joubert
Office held	Company Secretary and director of major subsidiary
Company	Sasol Limited
Date transaction effected	3 November 2004
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	3 November 2004
Exercise price	R121,94
Selling price per share	R121,37
Number of shares	8 800
Total value	R1 068 056,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	3 November 2004
Selling price per share	R120,60
Number of shares	5 000
Total value	R603 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Indirect beneficial
Clearance given in terms of paragraph 3.66	Yes

4 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	J A van der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	4 November 2004
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	17 December 1997
Exercise price	R50,50
Selling price per share	R122,00
Number of shares	8 800
Total value	R1 073 600,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J A van der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	5 November 2004
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	11 March 2002
Exercise price	R116,20
Selling price per share	R123,00
Number of shares	5 000
Total value	R615 000,00
Class of shares	Ordinary no par value

Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	P V Cox
Office held	Director
Company	Sasol Limited
Date transaction effected	5 November 2004
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	13 April 1999
Exercise price	R32,50
Selling price per share	R122,65
Number of shares	40 400
Total value	R4 955 060,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	P V Cox
Office held	Director
Company	Sasol Limited
Date transaction effected	5 November 2004
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	11 November 1999
Exercise price	R42,70
Selling price per share	R122,60
Number of shares	31 000
Total value	R3 800 600,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

5 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	C F Rademan
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	8 November 2004
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	28 October 1998
Exercise price	R27,60
Selling price per share	R125,00
Number of shares	2 000
Total value	R250 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C F Rademan
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	8 November 2004
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	4 September 2000
Exercise price	R59,70
Selling price per share	R125,00
Number of shares	4 300

```
Total value                                    R537 500,00
Class of shares                                Ordinary no par value
Nature of transaction                          Sale of shares pursuant
                                               to implementation of
                                               options
Nature and extent of Director's interest       Direct beneficial
Clearance given in terms of paragraph 3.66     Yes
```

9 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	J A van der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	9 November 2004
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	11 March 2002
Exercise price	R116,20
Selling price per share	R127,00
Number of shares	5 400
Total value	R685 800,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

9 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	C F Rademan
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	12 November 2004
Option offer date	10 September 2002
Option offer price	R117,00
Exercise date	18 September 2002
Exercise price	R115,30
Selling price per share	R128,00
Number of shares	2 900
Total value	R371 200,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

12 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	J A Van Der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	16 November 2004
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	17 December 1997
Exercise price	R50,50
Selling price per share	R122,00
Number of shares	10 000
Total value	R1 220 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J A Van Der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	16 November 2004
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	17 December 1997
Exercise price	R50,50
Selling price per share	R124,00
Number of shares	4 000
Total value	R496 000,00
Class of shares	Ordinary no par value

Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

16 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	J A Van Der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	18 November 2004
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	11 March 2002
Exercise price	R116,20
Selling price per share	R118,64
Number of shares	6 000
Total value	R711 840,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	A M Human
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	18 November 2004
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	05 January 1999
Exercise price	R22,00
Implementation price per share	R25,10
Number of shares	4 700
Total price	R117 970,00
Class of shares	Ordinary no par value

```
Nature of transaction                          Implementation of
                                               options
Nature and extent of Director's interest       Direct beneficial
Clearance given in terms of paragraph 3.66     Yes


18 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
```

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 - 3.66 of the Listings Requirements
of the JSE Securities Exchange, South Africa, we hereby announce
the following transactions in securities of Sasol by a director,
or a director of a major subsidiary, of the Company:

Name	T S Munday
Office held	Director
Company	Sasol Limited
Date transaction effected	18 November 2004
Offer date	9 September 2004
Offer expiry date	9 September 2013
Offer price per share	R111,20
Exercise price per share	R118,01
Number of shares	36 200
Total value	R4 025 440,00
Vesting periods	2 years - one third
	4 years - second third
	6 years - final third
Class of shares	Ordinary no par value
Nature of transaction	Exercise of options to purchase shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	L P A Davies
Office held	Director
Company	Sasol Limited
Date transaction effected	18 November 2004
Offer date	9 September 2004
Offer expiry date	9 September 2013
Offer price per share	R111,20
Exercise price per share	R118,01
Number of shares	39 700
Total value	R4 414 640,00
Vesting periods	2 years - one third
	4 years - second third
	6 years - final third

Class of shares	Ordinary no par value
Nature of transaction	Exercise of options to purchase shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	F E J Malherbe
Office held	Director of a major subsidiary of Sasol Limited
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	18 November 2004
Offer date	9 September 2004
Offer expiry date	9 September 2013
Offer price per share	R111,20
Exercise price per share	R118,01
Number of shares	5 500
Total value	R611 600,00
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Exercise of options to purchase shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

19 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements
of the JSE Securities Exchange, South Africa, we hereby announce
the following transactions in securities of Sasol by a director,
or a director of a major subsidiary, of the Company:

Name	A de Klerk
Office held	Director of a major subsidiary of the company
Company	Sasol Synfuels (Pty) Ltd
Date transaction effected	22 November 2004
Offer date	9 September 2004
Offer expiry date	9 September 2013
Offer price per share	R111,20
Exercise price per share	R118,50
Number of shares	17 000
Total value	R1 890 400,00
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Exercise of options to purchase shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

23 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:

Name	J A Van Der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Synfuels (Proprietary) Limited
Date transaction effected	24 November 2004
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	17 December 1997
Exercise price	R50,50
Selling price per share	R118,10
Number of shares	5 000
Total value	R590 500,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

24 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in
securities of Sasol Limited by directors or directors of a major subsidiary of
the Company:

Name	E le R Bradley
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	29 November 2004
Option offer date	27 November 2000
Option offer price	R53,80
Exercise date	4 September 2001
Exercise price	R78,70
Number of shares	12 500
Total value	R1 423 500
Vesting periods	2 years – first half
	4 years – second half
Class of shares	Ordinary no par value
Nature of transaction	Implementation of second tranche of options
Nature and extent of Director's interest	Indirect beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J E Schrempp
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	29 November 2004
Option offer date	27 November 2000
Option offer price	R53,80
Exercise date	29 November 2004
Exercise price	R78,70
Selling price per share	R113,88
Number of shares	25 000
Total value	R2 847 000
Vesting periods	2 years – first half
	4 years – second half
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

30 November 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 December 2004

By: /s/ N L Joubert
       Name: Nereus Louis Joubert
       Title: Company Secretary